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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

RDO EQUIPMENT CO.
(Name of Subject Company)

RDO EQUIPMENT CO.
(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel: (701) 297-4288
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

John H. Stout
David C. Grorud
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") originally filed by RDO Equipment Co., a Delaware corporation ("RDOE"), with the Securities and Exchange Commission (the "SEC") on April 28, 2003. The Statement and this Amendment relate to the tender offer by RDO Tender Co., a Delaware corporation ("RDO Tender") and a wholly owned subsidiary of RDO Holdings Co., a North Dakota corporation ("RDO Holdings"). RDO Tender is offering to purchase at a purchase price of $6.01 per share, net to seller in cash, less any withholding taxes and without payment of interest, all outstanding RDOE Class A shares that are not owned by RDO Tender, RDO Holdings, Ronald D. Offutt and Larry and Betty Lou Scott, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (as amended as of May 15, 2003, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which as may be amended or supplemented from time to time, together constitute the "Offer"). The Offer is disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by RDO Tender, RDO Holdings, Ronald D. Offutt and Larry and Betty Lou Scott with the SEC on April 28, 2003 (as amended on May 15, 2003, the "Schedule TO"). The terms of the Offer and the Schedule TO are incorporated herein by reference.

        This Amendment is being filed by RDOE. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement. Except as otherwise indicated, the information in the Statement remains unchanged.

Item 4. The Solicitation or Recommendation

        Item 4, beginning on page 6, is amended and supplemented as follows:

          (a)   The first sentence of the paragraph under the caption "Recommendation" is deleted and replaced with the following:

      "At a meeting held on April 22, 2003, the Special Committee unanimously determined that the Offer is fair to the RDOE stockholders that are not affiliated with RDO Tender, RDO Holdings and their affiliates."

          (b)   The second paragraph under the caption "Background of Offer" is deleted and replaced with the following:

      "Starting in June 2001, the RDOE Board began to examine strategic alternatives for RDOE, such as a business acquisition or combination involving RDOE and various other equipment businesses, divesting one or more of RDOE's businesses, a strategic partnering arrangement or joint venture involving RDOE, Mr. Offutt or an employee stock ownership plan taking RDOE private or the continuation of Mr. Offutt's ownership interest in RDOE at current levels. Such topics were periodically revisited at RDOE Board meetings until November 2002. Each time such discussions arose, RDOE's management decided to continue with RDOE's current business plan for several reasons, including: (1) the challenges in finding appropriate and complementary businesses for RDOE to acquire; (2) challenges in finding a qualified purchaser for one or more of RDOE's businesses that RDOE would consider selling; (3) challenges in accessing available capital to fund acquisitions, divestitures or a going private transaction; and (4) risks and uncertainties involved in acquiring additional businesses or selling existing businesses."

          (c)   The third paragraph under the caption "Background of Offer" is deleted and replaced with the following paragraphs:

      "On September 16, 2002, Freeman Spogli & Co., a private equity investment firm founded by RDOE director and Special Committee member Bradford M. Freeman

      ("Freeman Spogli"), sent a written overview to RDOE's management regarding the hypothetical economics of a potential management led buyout of RDOE. Freeman Spogli has extensive experience in investing and partnering with management in middle-market companies. Since its founding in 1983, Freeman Spogli has invested approximately $1.9 billion in 34 portfolio companies. Freeman Spogli's nine principals have an average of over 20 years of relevant experience and possess a broad range of transactional, financial and investment skills. RDOE management did not impose any limitations on the preparation of the overview by Freeman Spogli. Freeman Spogli was not paid to prepare or present the overview. Freeman Spogli's overview to management will be made available for inspection and copying at the principal offices of RDOE during its regular business hours by any interested equity security holder of RDOE or such equity security holder's representative who has been so designated in writing.

              The Freeman Spogli overview to management included a review of historical trading data for RDOE's Class A shares and compared similar data of stocks of other companies in RDOE's industry group and major stock indices. The Freeman Spogli materials described general hypothetical benefits of undertaking a management buyout, including: (1) based solely upon the fact that RDOE's Class A shares were trading below the tangible net book value per share at the time of the overview, Freeman Spogli believed the public markets undervalued RDOE's business, making the potential purchase price for a buyout attractive, (2) RDOE's management could focus on returning the business to historical profitability outside the public company context, which is expensive and places too much emphasis on short term quarterly results, (3) a management buyout could be completed with modest cash equity investment in light of the limited public float, and (4) RDOE could have the ability to re-access the public markets during more favorable industry and market conditions. The Freeman Spogli materials also described general hypothetical concerns and risks of a management buyout, including: (1) the then current bank market was unfavorable limiting the price the management group could have paid to acquire RDOE, (2) increased leverage, which reduces the cushion RDOE has with respect to financial and operating under-performance, (3) a tender offer for the public float may not be successful and if it were successful, could result in stockholder challenges to the fairness of the tender offer, and (4) in the then current bank market, a successful going private transaction would have required all non-public equity interests to be converted into equity interests in the resulting private company.

              The materials described a potential management buyout assuming, among other things, a hypothetical purchase price of $6.60 per share, a hypothetical enterprise value of $92 million, the conversion of all management and other insider equity into equity of the acquiring entity and the incurrence of $36.5 million in senior debt to finance the transaction. The hypothetical purchase price of $6.60 per share was based upon Freeman Spogli's estimate of the maximum amount a bank may lend RDOE's management to finance such a transaction given RDOE management's financial projections and the banking market at the time of the overview. The financial projections Freeman Spogli relied upon for the purposes of preparing the overview are summarized in the section of the Offer to Purchase entitled "Special Factors—RDOE Financial Projections." Freeman Spogli did not undertake an analysis of the value of RDOE or the Class A shares.

              The presentation concluded that: (1) based solely upon the fact that RDOE's shares were trading below tangible net book value per share at the time of the overview, Freeman Spogli believed that RDOE was undervalued by the public markets, (2) a going private transaction could be an attractive alternative for management and insiders from an operating perspective, and (3) the rebound in RDOE's stock price during 2002, coupled with limited borrowing capacity, makes a going private transaction challenging from an execution standpoint. After this overview, RDOE's management remained committed to RDOE's current business plan since a management led buyout would have required a substantial portion of cash flow from operations to make payments on acquisition debt, thereby reducing cash flow available for general corporate purposes, including capital expenditures and acquisitions, and reducing the cushion for financial and operating under-performance."

          (d)   The fourth paragraph under the caption "Background of Offer" is deleted and replaced with the following:

      "On November 25 and 26, 2002, the RDOE Board held a regularly scheduled meeting. Once again the RDOE Board considered a number of strategic alternatives, including a business acquisition or combination involving RDOE and various other equipment businesses, divesting one or more of RDOE's businesses, Mr. Offutt or an employee stock ownership plan taking RDOE private or the continuation of Mr. Offutt's ownership interest in RDOE at current levels. At the close of this meeting, the RDOE Board decided to keep all strategic alternatives open by not pursuing any one of these strategic alternatives at that time for reasons including: (1) the challenges in finding appropriate and complementary businesses for RDOE to acquire; (2) challenges in finding a qualified purchaser for one or more of RDOE's businesses that RDOE would consider selling; (3) challenges in accessing available capital to fund acquisitions, divestitures or a going private transaction; and (4) risks and uncertainties involved in acquiring additional businesses or selling existing businesses."

          (e)   The first sentence of the first paragraph under the caption "Reasons for Determination of Fairness and Recommendation" is deleted and replaced with the following:

      "In determining that the Offer is both substantively and procedurally fair to the RDOE stockholders that are not affiliated with RDO Tender, RDO Holdings and their affiliates and recommending that the stockholders tender their shares pursuant to the Offer, the Special Committee considered a number of factors, including:"

          (f)    The paragraph entitled "Market Price and Premium" under the caption "Reasons for Determination of Fairness and Recommendation" is deleted and replaced with the following:

      "Market Price and Premium. The Special Committee considered the recent and historical price and trading activity of RDOE's Class A shares. In particular, the Special Committee considered that the $6.01 per share Offer Price represents (1) a premium of 39.1% when compared to the closing sale price of $4.32 per share on December 16, 2002, the last full trading day before Mr. Offutt's proposal to acquire the shares was that evening announced to the public, (2) a premium of 35.4% when compared to $4.44, the average closing sale price per share for the 52 week period immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002, (3) a premium of 155.7% when compared to $2.35, the lowest closing sale price for the 52 weeks immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002, (4) a premium of 4.5% when compared to $5.75, the highest closing sale price for the 52 weeks immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002, and (5) a premium of 37.8% when compared to $4.36, the 60 day average closing sale price immediately prior to the public announcement of Mr. Offutt's proposal after the close of trading on December 16, 2002."

          (g)   The paragraph entitled "Fairness Opinions and Analysis" under the caption "Reasons for Determination of Fairness and Recommendation" is deleted and replaced with the following:

      "Fairness Opinions and Analyses. The Special Committee considered the Fairness Opinions that based upon and subject to the assumptions and limitations described in the Fairness Opinions, the consideration to be received by the public stockholders of RDOE in connection with the Offer and the Merger is fair to them from a financial point of view. In making its determination, the Special Committee has adopted Houlihan Lokey's analyses of the financial terms of the Offer and the valuation of RDOE provided at meetings of the Special Committee on February 25, 2003, March 7, 2003 and April 22, 2003, including, without limitation, Houlihan Lokey's analyses of current market prices, historical market prices and the going concern value of RDOE. A summary of the Fairness Opinions and the factors considered in giving the Fairness Opinions is set forth in the section entitled "Opinions of Financial Advisor" of this Item 4 (the "Fairness Opinions Summary"). Based upon Houlihan Lokey's conclusion that the cost and time associated with a liquidation of RDOE's assets would result in a lower value indication than any other approach that Houlihan Lokey considered, the Special Committee did not consider the liquidation value of RDOE in making its determination. The Special Committee considered, but placed limited weight on, RDOE's total net book value in its consideration of the Offer based upon Houlihan Lokey's conclusion that applying this measure in the context of the Offer resulted in lower multiples for comparable public companies and is not used broadly by companies in the industry for pricing acquisitions. Copies of the Fairness Opinions setting forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey are attached as Annex A to this Statement. Stockholders are urged to read the Fairness Opinions Summary and the Fairness Opinions carefully and in their entirety. In addition, the Fairness Opinions and reports prepared by Houlihan Lokey will be made available for inspection and copying at the principal offices of RDOE during its regular business hours by any interested equity security holder of RDOE or such equity security holder's representative who has been so designated in writing."

          (h)   The paragraph entitled "Poor Results in Product Line Expansion" under the caption "Reasons for Determination of Fairness and Recommendation" is deleted and replaced with the following:

      "Poor Results in Product Line Expansion. The Special Committee considered RDOE's relatively poor results in attempts to expand RDOE's offerings to other product lines, including Mack and Volvo truck dealerships. Prior to divesting several truck dealerships, RDOE experienced substantial losses in this business line, including $13.3 million in fiscal 2001. The Special Committee considered the fact that the relatively poor results of RDOE in these business lines caused concerns regarding RDOE's ability to achieve and/or sustain growth through business line expansion in the future."

          (i)    The paragraph entitled "Inventory Financing Requirements" under the caption "Reasons for Determination of Fairness and Recommendation" is deleted and replaced with the following:

      "Inventory Financing Requirements. The Special Committee considered that RDOE's business requires the maintenance of substantial inventories in order to facilitate sales to customers on a timely basis. RDOE finances its inventory through Deere & Company and other sources. RDOE's ability to grow is directly affected by RDOE's ability to obtain additional financing for increased inventory. The Special Committee considered the potential effect the availability of inventory financing, or lack thereof, would have an RDOE's ability to grow."

          (j)    The second paragraph under the caption "Opinions of Financial Advisor" is deleted and replaced with the following:

      "RDOE has agreed to pay Houlihan Lokey a fee of $300,000 for its services, plus reasonable out-of-pocket expenses. No portion of Houlihan Lokey's fee was contingent upon the conclusions reached in the Fairness Opinions. Of this amount, $62,500 has been paid to date, and the remainder was due upon Houlihan Lokey rendering the March 7 Fairness Opinion. RDOE has also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. RDOE has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, shareholders or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee."

Item 5. Person/Assets, Retained, Employed, compensated or Used

        The second paragraph of Item 5, beginning on page 23, is deleted and replaced with the following:

    "RDOE has agreed to pay Houlihan Lokey a fee of $300,000 for its services. No portion of Houlihan Lokey's fee is contingent upon the conclusions reached in the Fairness Opinions. Of this amount, $62,500 has been paid to date, and the remainder was due upon Houlihan Lokey rendering the March 7 Fairness Opinion. RDOE has also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. RDOE has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, shareholder or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee."

Item 9. Exhibits.

        Item 9 is amended and supplemented by adding the following Exhibits:

Exhibit	Description
99.(a)(xxi)	Presentation to Management of RDOE by Freeman Spogli & Co. dated September 16, 2002 (incorporated by reference to Exhibit 99(c) of the Schedule TO)
99.(a)(xxii)	Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RDO EQUIPMENT CO.
/s/ THOMAS K. ESPEL (Signature)
Thomas K. Espel, Treasurer (Name and Title)
May 15, 2003 (Date)

EXHIBIT INDEX

Exhibit	Description
99.(a)(i)	Offer to Purchase dated April 28, 2003 (incorporated by reference to Exhibit 99.(a)(1)(i) to Schedule TO)
99.(a)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) to Schedule TO)
99.(a)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.(a)(1)(iii) to Schedule TO)
99.(a)(iv)	Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(iv) to Schedule TO)
99.(a)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.(a)(1)(v) to Schedule TO)
99.(a)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to Exhibit 99.(a)(1)(vi) to Schedule TO)
99.(a)(vii)	Letter to Stockholders of RDO Equipment Co. (filed herewith electronically)
99.(a)(viii)	Press Release issued by RDOE on December 16, 2003 (previously filed on Schedule 14D-9C)
99.(a)(ix)	Press Release issued by RDOE on January 22, 2003 (previously filed on Schedule 14D-9C)
99.(a)(x)	Press Release issued by RDOE on March 7, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xi)	Press Release issued by RDOE on April 8, 2003 (previously filed on Schedule 14D-9C)
99.(a)(xii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated March 7, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiii)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated April 22, 2003 (incorporated by reference to Annex A of this Schedule 14D-9)
99.(a)(xiv)	Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of February 25, 2003 (filed herewith electronically)
99.(a)(xv)	Amended Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of March 7, 2003 (filed herewith electronically)
99.(a)(xvi)	Supplemental Report of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated as of April 22, 2003 (filed herewith electronically)
99.(a)(xvii)
Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(i) to Schedule TO)
99.(a)(xviii)	RDOE's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 23, 2003 (incorporated herein by reference)

99.(a)(xix)
Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 21, 2003 in the Delaware Court of Chancery (incorporated by reference to Exhibit 99.(a)(5)(ii) to the Schedule TO)
99.(a)(xx)	Press Release issued by RDOE on April 28, 2003 (filed electronically herewith)
99.(a)(xxi)	Presentation to Management of RDOE by Freeman Spogli & Co. dated September 16, 2002 (incorporated by reference to Exhibit 99(c) of the Schedule TO)
99.(a)(xxii)	Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference)
99.(e)(i)	RDO Equipment Co. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 1-12641))
99.(e)(ii)
Form of Agreement regarding Incentive Stock Option (incorporated by reference to Exhibit 10.4 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iii)
Form of Agreement regarding Non-Statutory Stock Option (incorporated by reference to Exhibit 10.5 to the company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001 (File No. 1-12641))
99.(e)(iv)
Form Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. Indemnification Agreement and Guarantee by Ronald D. Offutt (incorporated by reference to Exhibit 10.18 of RDOE's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641))
99.(g)	None

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  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets, Retained, Employed, compensated or Used
  Item 9. Exhibits.
SIGNATURE
EXHIBIT INDEX